Exhibit 3.51(a)

2546296

ARTICLES OF INCORPORATION OF TITAN MANAGEMENT CORPORATION

I

The name of this corporation is Titan Management Corporation.

II

The purpose of this corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.

III

The name and address in the State of California of this corporation’s initial agent for service of process is:

Marc D. Jang

2150 River Plaza Drive, Suite 185

Sacramento, California 95833

IV

This corporation is authorized to issue only one class of shares of stock; and the total number of shares which this corporation is authorized to issue is ten thousand (10,000) shares.

V

This corporation is a close corporation. All of the corporation’s issued shares of all classes shall be held of record by not more than thirty-five (35) persons.

VI

To the extent provided in any agreement among or between shareholders or shareholders and the corporation, the provisions of Corporations Code Section 2000 are waived.

VII

The corporation is authorized to provide indemnification of agents (as defined in Section 317 of the California Corporations Code) through bylaw provisions, agreements with agents, vote of shareholders or disinterested directors or otherwise, in excess of the indemnification otherwise permitted by Section 317 of the California Corporations Code, subject only to the applicable limits set forth in Section 204 of the California Corporations Code with respect to actions for breach of duty to the corporation and its shareholders.

IX

The liability of the directors of the corporation for monetary damages shall be eliminated to the fullest extent permissible under California law.

DATED: July 28, 2003

/s/ Christopher F. Anderson
Christopher F. Anderson, Incorporator

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